
05007010

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

30th March 2005


SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc – RNS Announcement – Annual Report & Accounts 2004 – 30/03/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

dlw 4/5

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050331 - (Securities & Exchange Commission)(RNS Annoucement - 300305).doc

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

30th March 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc – RNS Announcement – Annual Report & Accounts 2004 – 30/03/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH, D.C. 202 SECTION

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050331 - (Securities & Exchange Commission)(RNS Annoucement - 300305).doc

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Taylor Nelson Sofres PLC	Annual Report and Accounts		16:11 30 Mar 05		

Full Announcement Text

---

30 March 2005

Annual Report and Accounts 2004; Notice of AGM to be held on 11 May 2005

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. (0)20 7676 1000

END

---

status list

London STOCK EXCHANGE

RNS The company news service from the London Stock Exchange

Last Refreshe
16:15 Wed, Mar 30 2
UK

Help | London Stock Exchange Home

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement | New RNS Reach Announcement | Templates | Change Password | Refresh | Log Off

RNS | Copyback | Unsubmitted | Submitted | RNS Reach | Copyback | Unsubmitted | Submitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
3548K	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:11 30 Mar 05			Replace
2289K	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:01 24 Mar 05			Replace
4170J	Taylor Nelson Sofres PLC	Board Changes		Released	14:18 7 Mar 05			Replace

Back to top of p

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p